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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)

Name of the Issuer:                           First Independence Corporation

Name of Person(s) Filing Statement:           First Independence Corporation

Title of Class of Securities:               Common Stock, Par Value $1.00

CUSIP Number of Class of Securities:

Name, Address, & Telephone Number of
Persons Authorized to Receive Notices             Gerald Van Wyke
and Communications on Behalf of Person(s)         500 Woodward, Suite 3400
Filing Statement:                                 Detroit, MI 48226
                                                  (313) 962-5909 (Telephone)
                                                  (313) 962-3125 (Fax)

         This statement is filed in connection with (check the appropriate box):

         a. | | The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. | | The filing of a registration statement under the Securities Act of 1933.

         c. | | A tender offer.

         d. | | None of the above.

         Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies. | |

                            CALCULATION OF FILING FEE

                Transaction
                 Valuation*                    Amount of Filing Fee**
                -----------                    ----------------------
                $271,862.67                           $54.37


         *Based on an estimated aggregate of 482.745 resulting fractional shares of Common Stock to be purchased times $563.16 book value per resulting share based on book value of Common Stock at December 31, 1998.

         **Filing fee is calculated in accordance with Rule 0-11, at 1/50 of one percent of the transaction value, which is also determined pursuant to that Rule.




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         | |      Check box if any part of the fee is offset as provided by Rule
                  0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:    N/A                Filing party:  N/A
         Form or registration no:  N/A                 Date filed:  N/A

         This Rule 13E-3 Transaction Statement ("Statement") relates to the proposed one share for 60 share Reverse Stock Split ("Reverse Stock Split") by the issuer pursuant to which each stockholder of First Independence Corporation ("Corporation") will receive one share of New Common Stock, par value $1.00 per share, for each 60 shares of Common Stock of the Corporation owned by such stockholders of record on September 30, 1999. No fractional shares of New Common stock will be issued, so stockholders who own fewer than 60 shares of Common Stock will not continue as stockholders of the Corporation. Instead, they along with all other stockholders whose shares of Common Stock are not evenly divisible by 60, will be paid an amount based on $10 per share of Common Stock currently owned for each share that will not be converted into a fractional share of the New Common Stock. The maximum amount of cash any stockholder will receive is $590 (59 shares of current Common Stock x $10 per share).

         The following Cross Reference Sheet is supplied pursuant to General Introduction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in the response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.




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                              CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3              LOCATION IN PROXY STATEMENT
----------------------              ---------------------------

Item 1(a)                           Cover Page and "General Information"

Item 1(b) Front Cover Page, "General Information", "Summary --The Transaction" at Page 9, "Description of Common Stock" at Page 19

Item 1(c) and (d)                   "Summary -- The Transaction", at Page 9;
                                    "Description of Common Stock", at Page 19.

Item 1(e)                           Not applicable.

Item 1(f)                           "Interests of Management", at Page 13.

Item 2(a) -- (d) and (g)            Cover Page; "Ownership of the Corporation's
                                    Equity Securities" at Page 3; "Nominees for
                                    Board of Directors" at Pages 4-6;"Executive
                                    Officers", at Pages 6-7.

Item 2(e) and (f)                   Negative.

Item 3(a)                           Not Applicable.


Item 3(b)                           Not Applicable.

Item 4(a) and (b)                   Cover Page; "Summary" -- The Transaction" at
                                    Page 9; "Reasons for the Proposed Reverse
                                    Stock Split" at Page 10; "Material Effects of the Proposed Reverse Stock Split", at
                                    Pages 11-13; "Interests of Management", at
                                    Page 13; "No Fractional Shares;
                                    Determination of Fractional Price" at Pages
                                    14-17; "Recommendation and Consideration of the Board of Directors", at Pages 17-19;
                                    "Funding the Reverse Stock Split", at Page
                                    20; "Financial Information" at Pages 20-22;
                                    "Voting on the Reverse Stock Split; Not
                                    Conditioned Upon Approval of Unaffiliated
                                    Stockholders", at Page 22; "No Dissenter
                                    Rights", at Page 23; "Resolutions to Effect the Reverse Stock Split" at Pages 23, 24.

Item 5(a) - (e)                     Not applicable.

Item 5(c)                           Not applicable.

Item 5(f) and (g)                   Cover Page; "Summary; -- "Reasons for the
                                    Proposed Reverse Stock Split", at Page 10;
                                    "Material Effects of the Proposed Reverse
                                    Stock Split -- Reduction in Number of
                                    Stockholders" at Page 11; "-- Termination of
                                    Registration with Securities and Exchange
                                    Commission", at Page 11.



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ITEM IN SCHEDULE 13E-3              LOCATION IN PROXY STATEMENT
----------------------              ---------------------------
Item 6(a) -- (b)                    "Funding the Reverse Stock Split" at Page
                                    20.

Item 6(c) -- (d)                    Not applicable.

Item 7(a) -- (d)                    Cover Page; "Summary -- Reasons for the
                                    Transaction", " -- Effects of the
                                    Transaction", at Page 9; "Reasons for the
                                    Proposed Reverse Stock Split", at Page 10;
                                    "Material Effects of the Proposed Reverse
                                    Stock Split", at Pages 11-13; "Interests of
                                    Management", at Page 13; "Recommendation and
                                    Considerations of the Board of Directors --
                                    Alternative Forms of Transactions" at Pages
                                    17-18; "Recommendation and Considerations of the Board of Directors -- Illiquid Market for Common Stock", "--Capital Requirements",
                                    "-- Financial Reporting", "--Financial and
                                    Economic Factors", "--Expense of Public
                                    Company", "--Price of Redeemed Fractional
                                    Interests", "--The Roney Opinion", "--Voting by Dominant Shareholder", at Page 19;
                                    "Financial Information", at Pages 21-23;
                                    "Federal Income Tax Consequences", at Page
                                    24.

Item 8(a) and (b)                   "Summary -- Reasons for the Transaction",
                                    "--Fairness of the Price for Fractional
                                    Interests", "--Board Recommendation", at
                                    Page 9; "No Fractional Shares; Determination of Fractional Interest Price", "--Discounted
                                    Cash Flow Analysis", "--Analysis of
                                    Comparable Publicly Traded Companies",
                                    "Analysis of Selected Acquisition
                                    Transactions", "--Market Price Analysis", at
                                    Pages 14-17; "Recommendation and
                                    Considerations of the Board of Directors", "--Alternative Forms of Transaction",
                                    "--Illiquid Market for Common Stock",
                                    "--Capital Requirements", "--Financial and
                                    Economic Factors", "--Expense of Public
                                    Company", "--Price of Redeemed Fractional
                                    Interests", "--The Roney Opinion", "--Voting by Dominant Shareholder"; at Page 19.

Item 8(c) "Summary -- Voting and Approval", "--No Dissenters Rights", at Page 10; "Interests of Management", at Page 13; "Recommendation and Considerations of the Board of Directors", "--Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 23.

Item 8(d),(e) "Summary-- Recommendation of the Board", at Page 9; Recommendation and Considerations of the Board of Directors -- Voting by Dominant Shareholder", at Page 19.

Item 8(f)                           Not applicable.





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ITEM IN SCHEDULE 13E-3              LOCATION IN PROXY STATEMENT
----------------------              ---------------------------
Item 9 (a) -- (c)                   "Summary -- Fairness of the Price for
                                    Fractional Interests", at Page 9; "No
                                    Fractional Shares; Determination of
                                    Fractional Share Price", at Page 14;
                                    "Recommendation and Consideration of the
                                    Board of Directors -- The Roney Opinion", at
                                    Page 19.

Item 10(a) "Ownership of the Corporation's Equity Securities", at Page 3; "Nominees for Board of Directors", at Pages 4-6; "Executive Officers", at Page 6; "Reasons for the Proposed Reverse Stock Split -- Purchase of Small Stockholders"(under 60 shares) Common Stock", at Page 10; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders", "--Reduction in the Number of Share Outstanding", "--Increase in Percentage of Common Stock held by Continuing Stockholders; Decrease at Book Value Per Share", "--Continuing Stockholder Rights", "--Effects of the Transaction on Capital; "--Interests of Management", "Recommendation and Considerations of the Board of Directors -- Voting by Dominant Shareholder", at Pages 11-13.

Item 10(b)                          Not applicable.


Item 11                             Not applicable.

Item 12(a) and (b)                  "Summary -- Board Recommendation", "--
                                    Voting and Approval", pages 9-10; "Interests of Management", at Page 13; "Recommendation and Considerations of the Board of Directors", at Pages 17-19, "-- Voting by
                                    Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned
                                    Upon Approval of Unaffiliated Stockholders", at Page 23, "No Dissenters Rights", at Page
                                    24.

Item 13(a)                          "Summary -- No Dissenter Rights"

Item 13(b)                          Not applicable.

Item 13(c)                          Not applicable.

Items 14(a)                         "Financial Information", at Page 21;
                                    Financial Statements of the Corporation set forth in the 10-KSB for 1998 and in the 10-QBS's for the quarters ended March 31, 1999 and June 30, 1999, all of which are incorporated into the Proxy Statement by reference in accordance with Item 13 of
                                    Schedule 14A and Note D to Schedule 14A, and which accompany the Proxy Statement.

Item 14(b)                          "Financial Information", at Page 21.




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ITEM IN SCHEDULE 13E-3              LOCATION IN PROXY STATEMENT
----------------------              ---------------------------
Item 15(a) and (b)                  Cover Page -- "General Information";
                                    "Funding the Reverse Stock Split" at Pages
                                    20-21.

Item 16                             Copies of each of the Proxy Statement.
                                    Letter to Stockholders and Notice of Annual
                                    Meeting of Stockholders included herewith as Exhibit (d).

Item 17                             Included herewith as Exhibits.


                         [END OF CROSS REFERENCE SHEET]




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ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth on the Front Cover Page and "General Information" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Cover Page, "General Information", Page 2; "Reverse Stock Split, etc., Item 1(b) of the Proxy Statement is incorporated herein by reference.

         (c) and (d) The information set forth in "Summary -- The Transaction", at Page 9; "Description of Common Stock", at Page 19 of the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information set forth in "Interests of Management", at Page 13 of the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)--(d) and (g) The information set forth on "Cover Page; "Ownership of the Corporation's Equity Securities" at Page 3; "Nominees for Board of Directors" at Pages 4-6;"Executive Officers", at Pages 6-7 of the Proxy Statement is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Issuer, nor to the best of its knowledge, any of the officers, directors, or control persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)      Not applicable.

         (b)      Not applicable.


ITEM 4.           TERMS OF THE TRANSACTION.

         (a) and (b) The information set forth on the Cover Page; Cover Page; "Summary" -- The Transaction" at Page 9; "Reasons for the Proposed Reverse Stock Split" at Page 10; "Material Effects of the Proposed Reverse Stock Split", at Pages 11-13; "Interests of Management", at Page 13; "No Fractional Shares; Determination of Fractional Price" at Pages 14-17; "Recommendation and Consideration of the Board of Directors", at Pages 17-19; "Funding the Reverse Stock Split", at Page 20; "Financial Information" at Pages 21-23; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 23; "No Dissenter Rights", at Page 24; "Resolutions to Effect the Reverse Stock Split" at Pages 23, 24 of the Proxy Statement is incorporated herein by reference.





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ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)--(e) Not applicable.

         (f) and (g) The information set forth on the Cover Page; etc. Cover Page; "Summary; -- "Reasons for the Proposed Reverse Stock Split", at Page 10; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders" at Page 11; "-- Termination of Registration with Securities and Exchange Commission", at Page 11 of the Proxy Statement is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)--(b) The information set forth in Funding the Reverse Stock Split", at Page 20 of the Proxy Statement is incorporated herein by reference.


         (c)--(d) Not applicable.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)--(d) The information set forth on Cover Page; "Summary -- Reasons for the Transaction", " -- Effects of the Transaction", at Page 9; "Reasons for the Proposed Reverse Stock Split", at Page 10; "Material Effects of the Proposed Reverse Stock Split", at Pages 11-13; "Interests of Management", at Page 13; "Recommendation and Considerations of the Board of Directors -- Alternative Forms of Transactions" at Pages 17-18; "Recommendation and Considerations of the Board of Directors -- Illiquid Market for Common Stock", "--Capital Requirements", "-- Financial Reporting", "--Financial and Economic Factors", "--Expense of Public Company", "--Price of Redeemed Fractional Interests", "--The Roney Opinion", "--Voting by Dominant Shareholder", at Pages 17-19; "Financial Information", at Pages 21-22; "Federal Income Tax Consequences", at Page 24 of the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)--(b) The information set forth in "Summary--Reasons for the Transaction", "--Fairness of the Price for Fractional Interests", "--Board Recommendation", at Page 9; "No Fractional Shares; Determination of Fractional Interest Price", "--Discounted Cash Flow Analysis", "--Analysis of Comparable Publicly Traded Companies", "Analysis of Selected Acquisition Transactions", "--Market Price Analysis", at Pages 14-17; "Recommendation and Considerations of the Board of Directors", "--Alternative Forms of Transaction", "--Illiquid Market for Common Stock", "--Capital Requirements", "-- Financial and Economic Factors", "--Expense of Public Company", "--Price of Redeemed Fractional Interests", "--The Roney Opinion", "--Voting by Dominant Shareholder"; at Pages 17-19 of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "Summary --Voting and Approval", "--No Dissenters Rights", at Page 10; "Interests of Management", at Page 13; "Recommendation and Considerations of the Board of Directors", "--Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 23 of the Proxy Statement is incorporated herein by reference.

         (d)--(e) The information set forth in "Summary-- Recommendation of the Board", at Page 9; Recommendation and Considerations of the Board of Directors --Voting by Dominant Shareholder", at Page 19 of the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.



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ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)--(c) The information set forth in "Summary -- Fairness of the Price for Fractional Interests", at Page 9; "No Fractional Shares; Determination of Fractional Share Price", at Page 14; "Recommendation and Consideration of the Board of Directors -- The Roney Opinion", at Page 19.Item 10(a)"Ownership of the Corporation's Equity Securities", at Page 3; "Nominees for Board of Directors", at Pages 4-6; "Executive Officers", at Page 6; "Reasons for the Proposed Reverse Stock Split -- Purchase of Small Stockholders"(under 60 shares) Common Stock", at Page 10; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders", "--Reduction in the Number of Share Outstanding", "--Increase in Percentage of Common Stock held by Continuing Stockholders; Decrease at Book Value Per Share", "--Continuing Stockholder Rights", "--Effects of the Transaction on Capital; "--Interests of Management", "Recommendation and Considerations of the Board of Directors -- Voting by Dominant Shareholder", at Pages 13-19 of the Proxy Statement is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "Ownership of the Corporation's Equity Securities", at Page 3; "Nominees for Board of Directors", at Pages 4-6; "Executive Officers", at Page 6; "Reasons for the Proposed Reverse Stock Split -- Purchase of Small Stockholders"(under 60 shares) Common Stock", at Page 10; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders", "--Reduction in the Number of Share Outstanding", "--Increase in Percentage of Common Stock held by Continuing Stockholders; Decrease at Book Value Per Share", "--Continuing Stockholder Rights", "--Effects of the Transaction on Capital; "--Interests of Management", "Recommendation and Considerations of the Board of Directors -- Voting by Dominant Shareholder",at Pages 13-18 of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) and (b) The information set forth in "Summary -- Board Recommendation", "-- Voting and Approval", pages 9-10; "Interests of Management", at Page 13; "Recommendation and Considerations of the Board of Directors", at Pages 17-19, "-- Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 23, "No Dissenters Rights", at Page 23 of the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "Summary -- No Dissenter' Rights", at Page 10 and "No Dissenter Right", at Page 24, of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.




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ITEM 14.          FINANCIAL INFORMATION.

         (a) The information set forth in "Financial Information", at Page 21; Financial Statements of the Corporation set forth in the 10-KSB for 1998 and in the 10-QBS's for the quarters ended March 31, 1999 and June 30, 1999, all of which are incorporated into the Proxy Statement by reference in accordance with
Item 13 of Schedule 14A and Note D to Schedule 14A, and which accompany the Proxy Statement of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Financial Information", at Page 21 of the Proxy Statement is incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) and (b) The information set forth in Cover Page -- "General Information"; "Funding the Reverse Stock Split" at Pages 20-21 of the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION.

         Additional information concerning the proposed transaction is set forth in each of the Proxy Statement, Letter to Stockholders and Notice of Annual Meeting of Stockholders which are attached hereto as Exhibit (d).

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)(1) Fairness Opinion, dated as of May 12, 1999 delivered by Roney Capital Markets, Inc., incorporated by reference to Exhibit A to the Proxy Statement, which was filed as Exhibit (d) this Amendment No. 1 to this Schedule 13E- 13.
         (b)(2)   Consent of Accountants (to be provided).

         (c)      Not applicable.

         (d) Copies of each of the Proxy Statement of the Company, Letter to Stockholders, and Notice of Annual Meeting of Stockholders (filed as Exhibit (d) to this Amendment No. 1 to this Schedule 13E-3).

         (e)      Not applicable.

         (f)      Not applicable.

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1999
                                  FIRST INDEPENDENCE CORPORATION

                                  By:/s/ Donald Davis
                                     ----------------------------------
                                     Donald Davis
                                  Title: Chairman


                                  By:/s/ William Fuller
                                     ----------------------------------
                                     William Fuller
                                  Title: President


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